UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO
Form 52-109F2 - Certification of Interim Filings - Full Certificate - CFO

On March 29, 2017, EXFO Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 28, 2017. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations as well as certifications of interim filings for the second fiscal quarter of the 2017 fiscal year. This press release and information relating to EXFO's financial condition and results of operations and certifications of interim filings for the second fiscal quarter of the 2017 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: March 29, 2017

EXFO Reports Second-Quarter Results for Fiscal 2017

▪	Sales increase 12.0% year-over-year to US$60.0 million
▪	Adjusted EBITDA reaches US$4.9 million, or 8.1% of sales
▪	Cash flows from operating activities total US$14.4 million

QUEBEC CITY, CANADA, March 29, 2017 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF), the global network test, data and analytics experts, reported today financial results for the second quarter ended February 28, 2017.
Sales reached US$60.0 million in the second quarter of fiscal 2017 compared to US$53.6 million in the second quarter of 2016 and US$61.8 million in the first quarter of 2017. At the halfway mark of fiscal 2017, sales increased 11.9% year-over-year to US$121.8 million.
Bookings attained US$55.9 million in the second quarter of fiscal 2017 compared to US$59.7 million in the same period last year and US$65.9 million in the first quarter of 2017. The company's book-to-bill ratio was 0.93 in the second quarter of 2017 and 1.00 at the half-way point of 2017, leading to year-over-year bookings growth of 3.0% after two quarters.
Gross margin before depreciation and amortization* amounted to 61.7% of sales in the second quarter of fiscal 2017 compared to 64.7% in the second quarter of 2016 and 63.1% in the first quarter of 2017. After six months into fiscal 2017, gross margin accounted for 62.4% of sales.
IFRS net earnings in the second quarter of fiscal 2017 totaled US$1.0 million, or US$0.02 per diluted share, compared US$4.0 million, or US$0.07 per diluted share, in the same period last year and US$3.3 million, or US$0.06 per diluted share, in the first quarter of 2017. IFRS net earnings in the second quarter of 2017 included US$0.6 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange loss of US$0.3 million. IFRS net earnings totaled US$4.3 million in the first half of fiscal 2017 compared to US$5.7 million in the first half of 2016. IFRS net earnings in the first half of 2017 included a foreign exchange gain of US$0.2 million compared to a foreign exchange gain of US$1.4 million in the first half of 2016.
Adjusted EBITDA* totaled US$4.9 million, or 8.1% of sales, in the second quarter of fiscal 2017 compared to US$5.3 million, or 9.9% of sales, in the second quarter of 2016 and US$6.3 million, or 10.2% of sales, in the first quarter of 2017. At the halfway point of fiscal 2017, adjusted EBITDA totaled US$11.2 million, or 9.2% of sales, compared to US$10.6 million, or 9.7% of sales, in the first half of 2016.
EXFO generated US$14.4 million in cash flows from operating activities in the second quarter of fiscal 2017 and closed the quarter with a cash position of US$52.4 million and no debt.
Following the quarter-end, EXFO acquired Ontology Systems, a technology leader in real-time network topology discovery and service-chain mapping, for a consideration of US$7.6 million, net of cash, plus an earnout based on future sales.
"I am particularly pleased we delivered double-digit, year-over-year revenue growth for a third consecutive quarter, even though bookings were softer than anticipated due to delays in new calendar year budget approvals and deal pushouts," said Germain Lamonde, EXFO's Founder, Chairman and CEO. "We delivered strong sales growth in the optical and 100 Gbit/s transport markets, both in the field and lab, and continued strengthening our leadership position with major product launches in the 200 Gbit/s and 400 Gbit/s test segments at the recent Optical Fiber Conference. Earlier at Mobile World Congress, we announced the acquisition of Ontology Systems' automated network topology discovery technology and the introduction of accurate, one-way latency monitoring capabilities. Once combined with our 3D analytics platform, these technologies will significantly enhance our real-time monitoring of VoWiFi, OTT video and VoIP services over hybrid physical-virtual networks and strengthen our positioning in the strategic NFV/SDN, 5G and IoT markets."

Selected Financial Information
(In thousands of US dollars)

	Q2 2017	Q1 2017	Q2 2016

Physical-layer sales	$38,038	$42,016	$32,582
Protocol-layer sales	22,097	20,009	21,990
Foreign exchange losses on forward exchange contracts	(105)	(240)	(975)
Total sales	$60,030	$61,785	$53,597

Physical-layer bookings	$34,031	$44,090	$34,874
Protocol-layer bookings	21,992	22,009	25,804
Foreign exchange losses on forward exchange contracts	(105)	(240)	(975)
Total bookings	$55,918	$65,859	$59,703
Book-to-bill ratio (bookings/sales)	0.93	1.07	1.11
Gross margin before depreciation and amortization*	$37,041	$38,972	$34,693
	61.7%	63.1%	64.7%

Other selected information:
IFRS net earnings	$1,008	$3,303	$3,963
Amortization of intangible assets	$768	$427	$286
Stock-based compensation costs	$353	$258	$314
Net income tax effect of the above items	$(162)	$(64)	$(30)
Foreign exchange (gain) loss	$272	$(512)	$(1,101)
Adjusted EBITDA*	$4,875	$6,321	$5,280

Operating Expenses
Selling and administrative expenses totaled US$21.3 million, or 35.4% of sales in the second quarter of fiscal 2017 compared to US$19.6 million, or 36.5% of sales, in the same period last year and US$21.6 million, or 35.0% of sales, in the first quarter of 2017.
Net R&D expenses totaled US$11.3 million, or 18.8% of sales, in the second quarter of fiscal 2017 compared to US$10.2 million, or 19.0% of sales, in the second quarter of 2016 and US$11.3 million, or 18.3% of sales, in the first quarter of 2017.
Second-Quarter and First-Half Highlights
•
Sales and bookings. EXFO experienced strong demand for its optical and high-speed transport test solutions, mainly in the Americas, and continued traction of its LTB-8 rackmount platform for lab and manufacturing floor applications in the second quarter of 2017. Bookings decreased 6.3% year-over-year in the second quarter primarily because the company had secured two large monitoring and analytics orders in the second quarter of 2016, but witnessed delays in network operator budget releases and deal approvals in the most recent quarter. In the first half of 2017, bookings improved 3.0% year-over-year. In terms of segmented sales, Physical-layer sales surged 16.7% year-over-year in the second quarter of 2017, while Protocol-layer sales were flat. On a geographical basis, sales increased 14.5% year-over in the Americas, 12.4% in EMEA and 6.1% in Asia Pacific. Revenue distribution among these three regions in the second quarter amounted to 50% from the Americas, 29% from EMEA and 21% from Asia-Pacific. EXFO's top customer accounted for 10.0% of sales in the second quarter and 12.0% of sales in the first half of 2017, while the top three customers represented 16.6% and 19.2% of sales, respectively.

•
Profitability. EXFO generated adjusted EBITDA of US$4.9 million, or 8.1% of sales, in the second quarter of 2017 and US$11.2 million, or 9.2% of sales, after six months into fiscal 2017. EXFO also delivered US$14.4 million in cash flows from operating activities in the second quarter of 2017 to raise its cash position to US$52.4 million at the quarter end.

•
Innovation. EXFO launched several new products during the second quarter and following the quarter-end while taking part in two key industry events: Mobile World Congress and Optical Fiber Conference. Major product introductions included a 400 Gbit/s optical transport test solution, 200 Gbit/s optical spectrum analyzer and FTB-4 test platform—all focused on optical high-speed networking applications in the lab and field; an automated inspection probe for testing multifiber connectors in data centers and radio access networks (RANs); optical RF over OBSAI (open base station architecture initiative) link test capabilities to complement recently acquired optical RF over CPRI (common public radio interface) test technology for C-RAN deployments; and the company integrated Ookla's Speedtest technology into its MaxTester residential broadband test solution. Finally, EXFO received Frost & Sullivan's Market Share Leadership Award for the sixth consecutive year by building on its No. 1 position in the portable fiber-optic test equipment market.

Business Outlook
EXFO forecasts sales between US$58.0 million and US$63.0 million for the third quarter of fiscal 2017, while IFRS net results are expected to range between a loss of US$0.02 per share and earnings of US$0.02 per share. IFRS net results include US$0.02 per share in after-tax amortization of intangible assets and stock-based compensation costs as well as an anticipated foreign exchange gain of US$0.01 per share.
This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.
Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review second-quarter results for fiscal 2017. To listen to the conference call and participate in the question period via telephone, dial 1-719-457-1036. Please take note the following participant passcode will be required: 6277231. Germain Lamonde, Executive Chairman, Philippe Morin, Chief Operating Officer, and Pierre Plamondon, CPA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8:00 p.m. on April 5, 2017. The replay number is 1-719-457-0820 and the required participant passcode is 6277231. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.
About EXFO
EXFO develops smarter network test, data and analytics solutions for the world's leading communications service providers, network equipment manufacturers and web-scale companies. Since 1985, we've worked side by side with our clients in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our clients flourish in a rapidly transforming industry where "good enough" testing and data analytics just isn't good enough anymore—it never was for us, anyway. For more information, visit EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*NON-IFRS MEASURES
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company's results through the eyes of management, and to better understand its historical and future financial performance.
The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.
Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.
Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:
Adjusted EBITDA
	Q2 2017	Q1 2017	Q2 2016

IFRS net earnings for the period	$1,008	$3,303	$3,963

Add (deduct):

Depreciation of property, plant and equipment	962	903	924
Amortization of intangible assets	768	427	286
Interest (income) expense	(9)	(20)	(470)
Income taxes	1,521	1,962	1,364
Stock-based compensation costs	353	258	314
Foreign exchange (gain) loss	272	(512)	(1,101)
Adjusted EBITDA for the period	$4,875	$6,321	$5,280

Adjusted EBITDA in percentage of sales	8.1%	10.2%	9.9%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at February 28, 2017	As at August 31, 2016
Assets

Current assets
Cash	$48,343	$43,208
Short-term investments	4,074	4,087
Accounts receivable
Trade	36,818	42,993
Other	5,435	2,474
Income taxes and tax credits recoverable	4,131	4,208
Inventories	33,039	33,004
Prepaid expenses	2,971	3,099
	134,811	133,073

Tax credits recoverable	34,159	34,594
Property, plant and equipment	36,843	35,978
Intangible assets (note 3)	7,034	3,391
Goodwill (note 3)	26,094	21,928
Deferred income tax assets	7,078	8,240
Other assets	435	589

	$246,454	$237,793
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$37,803	$37,174
Provisions	258	299
Income taxes payable	545	971
Deferred revenue	11,335	9,486
	49,941	47,930

Deferred revenue	6,433	5,530
Deferred income tax liabilities	2,441	2,857
Other liabilities	30	75
	58,845	56,392

Shareholders' equity
Share capital (note 5)	89,841	85,516
Contributed surplus	17,843	18,150
Retained earnings	130,620	126,309
Accumulated other comprehensive loss	(50,695)	(48,574)

	187,609	181,401

	$246,454	$237,793

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Sales	$60,030	$121,815	$53,597	$108,829

Cost of sales (1)	22,989	45,802	18,904	39,041
Selling and administrative	21,255	42,850	19,565	39,817
Net research and development	11,264	22,578	10,162	20,095
Depreciation of property, plant and equipment	962	1,865	924	1,899
Amortization of intangible assets	768	1,195	286	586
Interest and other income	(9)	(29)	(470)	(407)
Foreign exchange (gain) loss	272	(240)	(1,101)	(1,411)
Earnings before income taxes	2,529	7,794	5,327	9,209

Income taxes (note 7)	1,521	3,483	1,364	3,480

Net earnings for the period	$1,008	$4,311	$3,963	$5,729

Basic net earnings per share	$0.02	$0.08	$0.07	$0.11

Diluted net earnings per share	$0.02	$0.08	$0.07	$0.10

Basic weighted average number of shares outstanding (000's)	54,506	54,195	53,927	53,870

Diluted weighted average number of shares outstanding (000's) (note 8)	55,681	55,341	54,615	54,575

(1)  The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income

(in thousands of US dollars)

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Net earnings for the period	$1,008	$4,311	$3,963	$5,729
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	2,019	(2,198)	(2,204)	(4,713)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	326	(235)	50	(220)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	139	320	839	1,717
Deferred income tax effect of gains/losses on forward exchange contracts	(100)	(8)	(242)	(390)
Other comprehensive income (loss)	2,384	(2,121)	(1,557)	(3,606)

Comprehensive income for the period	$3,392	$2,190	$2,406	$2,123

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Six months ended February 29, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$118,933	$(52,005)	$170,751
Redemption of share capital (note 5)	(244)	57	–	–	(187)
Reclassification of stock-based compensation costs (note 5)	1,230	(1,230)	–	–	–
Stock-based compensation costs	–	681	–	–	681
Net earnings for the period	–	–	5,729	–	5,729
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(4,713)	(4,713)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $390	–	–	–	1,107	1,107

Total comprehensive income for the period					2,123

Balance as at February 29, 2016	$87,031	$17,286	$124,662	$(55,611)	$173,368

	Six months ended February 28, 2017
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401
Issuance of share capital (notes 3 and 5)	3,490	–	–	–	3,490
Reclassification of stock-based compensation costs (note 5)	835	(835)	–	–	–
Stock-based compensation costs	–	528	–	–	528
Net earnings for the period	–	–	4,311	–	4,311
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(2,198)	(2,198)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $8	–	–	–	77	77

Total comprehensive income for the period					2,190

Balance as at February 28, 2017	$89,841	$17,843	$130,620	$(50,695)	$187,609

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Cash flows from operating activities
Net earnings for the period	$1,008	$4,311	$3,963	$5,729
Add (deduct) items not affecting cash
Stock-based compensation costs	353	611	314	690
Depreciation and amortization	1,730	3,060	1,210	2,485
Deferred revenue	3,022	2,947	2,162	3,673
Deferred income taxes	312	459	101	674
Changes in foreign exchange gain/loss	107	(431)	(615)	(959)
	6,532	10,957	7,135	12,292
Changes in non-cash operating items
Accounts receivable	5,160	2,602	11,305	9,281
Income taxes and tax credits	(46)	(390)	1,211	933
Inventories	924	(324)	(2,642)	(5,868)
Prepaid expenses	(156)	102	(20)	34
Other assets	(37)	(24)	10	203
Accounts payable, accrued liabilities and provisions	2,011	586	(1,644)	1,731
Other liabilities	1	1	(26)	(54)
	14,389	13,510	15,329	18,552
Cash flows from investing activities
Additions to short-term investments	(20)	(316)	‒	(21)
Proceeds from disposal and maturity of short-term investments	298	298	501	501
Purchases of capital assets	(1,656)	(2,893)	(927)	(2,236)
Business combination (note 3)	–	(5,000)	‒	‒
	(1,378)	(7,911)	(426)	(1,756)
Cash flows from financing activities
Bank loan	–	–	153	468
Redemption of share capital (note 5)	–	–	(186)	(187)
	–	–	(33)	281
Effect of foreign exchange rate changes on cash	271	(464)	674	477

Change in cash	13,282	5,135	15,544	17,554
Cash – Beginning of the period	35,061	43,208	27,874	25,864
Cash – End of the period	$48,343	$48,343	$43,418	$43,418

Supplementary information
Income taxes paid	$603	$1,561	$508	$1,116
Additions to capital assets	$2,483	$3,662	$1,066	$2,375

As at February 29, 2016 and February 28, 2017, unpaid purchases of capital assets amounted to $516 and $1,268 respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (collectively "EXFO" or the company") design, manufacture and market test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec City, Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on March 29, 2017.

2	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting", and using the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements Not Yet Adopted

Financial Instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company will adopt this new standard on September 1, 2018. The company is currently assessing the impact that the new standard will have on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company is currently assessing the impact that the new standard will have on its consolidated financial statements and whether or not to adopt early the new standard.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

3	Business Combination

On October 31, 2016, the company acquired substantially all the assets of Absolute Analysis Inc. (Absolute), a privately held company located in the United States, supplying solutions for radio frequency testing of fiber-based radio access networks. The acquisition-date fair value of the total consideration transferred amounted to $8,490,000, and consisted of $5,000,000 in cash and the issuance of 793,070 subordinate voting shares, valued at $3,490,000.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liability assumed based on management's estimate of their fair value as at the acquisition date.  The results of operations of the acquired business have been included in the consolidated financial statements of the company since October 31, 2016, being the date of acquisition.

The fair value of the total consideration transferred was allocated based on an estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Core technology	$4,130
Other assets	236
4,366
Liability assumed
Deferred income taxes	279
Net identifiable assets acquired	4,087
Goodwill	4,403
Fair value of the total consideration transferred	$8,490

Intangible assets are amortized on a straight-line basis over their estimated useful lives of one to five years.

Acquired goodwill mainly represents synergies with the company's products as well as Absolute acquired workforce. Acquired goodwill is deductible for tax purposes. Goodwill is allocated to the EXFO cash generating unit.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes changes in goodwill during the three and six months ended February 28, 2017:

	Three months ended February 28, 2017	Six months ended February 28, 2017

Balance – beginning of the period	$21,418	$21,928
Business combination	4,403	4,403
Foreign currency translation adjustment	273	(237)

Balance – end of the period	$26,094	$26,094

4	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy, as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability

The company's short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at February 28, 2017		As at August 31, 2016
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$4,074	$–	$4,087	$–
Forward exchange contracts	$–	$646	$–	$980

Financial liabilities
Forward exchange contracts	$–	$491	$–	$1,120

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at February 28, 2017, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2017 to August 2017	$12,000	1.3068
September 2017 to August 2018	12,700	1.3376
September 2018 to December 2018	2,500	1.3585
Total	$27,200	1.3259

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2017 to August 2017	$2,400	70.81
September 2017 to January 2018	2,000	70.76
Total	$4,400	70.79

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to a net loss of $140,000 as at August 31, 2016, and to a net gain of $155,000 as at February 28, 2017.

As at February 28, 2017, forward exchange contracts in the amount of $474,000 are presented as current assets in other accounts receivable; forward exchange contracts in the amount of $172,000 are presented as long-term assets in other long-term assets; and forward exchange contracts in the amount of $491,000 are presented as current liabilities in accounts payable and accrued liabilities in the balance sheet. Forward exchange contracts of $61,000 included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on the portfolio of forward exchange contracts as at February 28, 2017, the company estimates that the portion of the net unrealized gain on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounted to $44,000.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

During the three and six months ended February 29, 2016 and February 28, 2017, the company recognized within its sales the following foreign exchange losses on forward exchange contracts:

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Losses on forward exchange contracts	$105	$345	$975	$1,849

5	Share Capital

The following tables summarize changes in share capital for the three months ended February 29, 2016 and February 28, 2017.

	Six months ended February 29, 2016
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2015	31,643,000	$1	22,092,034	$86,044	$86,045
Redemption of restricted share units	−	−	155,784	−	−
Redemption of deferred share units	−	−	653	−	−
Redemption of share capital	−	−	(200)	(1)	(1)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	723	723
Balance as at November 30, 2015	31,643,000	1	22,248,271	86,766	86,767
Redemption of restricted share units	−	−	119,973	−	−
Redemption of share capital	−	−	(62,442)	(243)	(243)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	507	507

Balance as at February 29, 2016	31,643,000	$1	22,305,802	$87,030	$87,031

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Six months ended February 28, 2017
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2016	31,643,000	$1	21,917,942	$85,515	$85,516
Issuance of share capital (note 3)	−	−	793,070	3,490	3,490
Redemption of restricted share units	−	−	88,371	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	346	346
Balance as at November 30, 2016	31,643,000	1	22,799,383	89,351	89,352
Redemption of restricted share units	−	−	97,900	−	−
Redemption of deferred share units	−	−	29,456	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	489	489

Balance as at February 28, 2017	31,643,000	$1	22,926,739	$89,840	$89,841

6	Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Gross research and development expenses	$12,716	$25,356	$11,472	$22,751
Research and development tax credits and grants	(1,452)	(2,778)	(1,310)	(2,656)
Net research and development expenses for the period	$11,264	$22,578	$10,162	$20,095

Inventory write-down is as follows:

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Inventory write-down for the period	$482	$976	$609	$1,456

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Cost of sales
Depreciation of property, plant and equipment	$371	$730	$312	$635
Amortization of intangible assets	672	969	168	345
	1,043	1,699	480	980

Selling and administrative expenses
Depreciation of property, plant and equipment	139	257	114	260
Amortization of intangible assets	17	36	18	36
	156	293	132	296

Net research and development expenses
Depreciation of property, plant and equipment	452	878	498	1,004
Amortization of intangible assets	79	190	100	205
	531	1,068	598	1,209

	$1,730	$3,060	$1,210	$2,485

Depreciation of property, plant and equipment	$962	$1,865	$924	$1,899
Amortization of intangible assets	768	1,195	286	586

Total depreciation and amortization expenses for the period	$1,730	$3,060	$1,210	$2,485

Employee compensation comprises the following:

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Salaries and benefits	$29,244	$58,022	$27,794	$54,758
Stock-based compensation costs	353	611	314	690

Total employee compensation for the period	$29,597	$58,633	$28,108	$55,448

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Cost of sales	$27	$54	$24	$55
Selling and administrative expenses	251	430	224	490
Net research and development expenses	75	127	66	145

Total stock-based compensation for the period	$353	$611	$314	$690

7	Income Taxes

For the three months ended February 29, 2016 and February 28, 2017, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$683	$2,105	$1,438	$2,486

Increase (decrease) due to:
Foreign income taxed at different rates	(408)	(580)	(242)	(400)
Non-deductible loss (non-taxable income)	(5)	189	(274)	(70)
Non-deductible expenses	180	353	145	315
Change in tax rates	64	(25)	–	–
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	4	(118)	251	101
Utilization of previously unrecognized deferred income tax assets	(133)	(289)	(32)	(32)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,130	1,980	330	1,342
Other	6	(132)	(252)	(262)

Income tax provision for the period	$1,521	$3,483	$1,364	$3,480

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The income tax provision consists of the following:

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Current	$1,209	$3,024	$1,263	$2,806
Deferred	312	459	101	674

	$1,521	$3,483	$1,364	$3,480

8	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended February 28, 2017	Six months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 29, 2016

Basic weighted average number of shares outstanding (000's)	54,506	54,195	53,927	53,870
Plus dilutive effect of (000's):
Restricted share units	1,022	990	563	585
Deferred share units	153	156	125	120

Diluted weighted average number of shares outstanding (000's)	55,681	55,341	54,615	54,575
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000's)	–	–	244	152

9	Subsequent Event

On March 2, 2017, the company acquired all issued and outstanding shares of Ontology Partners Limited (Ontology), a privately held company located in the United Kingdom, a supplier of real-time network topology discovery and service-chain mapping.

The acquisition-date fair value of the total consideration transferred amounted to $9,025,000 and consisted of $7,625,000 in cash, net of Ontology's cash of $2,030,000 at the acquisition date, plus a cash contingent consideration based on certain sales volume of Ontology products over the 12-month period following the acquisition, valued at $1,400,000 at the acquisition date.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

This acquisition will be accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred will be allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business will be included in the consolidated financial statements of the company starting on March 2, 2017, being the date of acquisition.

Due to the proximity of the acquisition date to the release date of the company's consolidated financial statements, the company has not finalized the initial accounting for the acquisition as the valuation of assets acquired and liabilities assumed has not been completed. The company expects to complete the purchase price allocation in the fourth quarter of fiscal 2017.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated March 29, 2017.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of next-generation test, service assurance and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators as well as network equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycles. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We launched four new solutions in the second quarter of fiscal 2017 including an automated inspection tip for testing multifiber connectors on network infrastructures; optical RF over OBSAI (open base station architecture initiative) link test capabilities to complement RF analysis over CPRI (common public radio interface); Fast Short Link, a new feature of our iOLM software on our industry-leading OTDRs that characterizes high-count, optical short links five times faster (less than 10 seconds per fiber) than other industry solutions; and we integrated Ookla's Speedtest technology into our MaxTester broadband test solution to measure throughput (upload and download speeds) over a subscriber's G.fast/DSL or Ethernet circuit.

Our sales increased 12.0% to $60.0 million in the second quarter of fiscal 2017 compared to $53.6 million for the same period last year. Bookings decreased 6.3% to $55.9 million in the second quarter of fiscal 2017, for a book-to-bill ratio of 0.93, from $59.7 million for the same period last year.

Net earnings amounted to $1.0 million, or $0.02 per diluted share, in the second quarter of fiscal 2017, compared to $4.0 million, or $0.07 per diluted share, for the same period last year. Net earnings for the second quarter of fiscal 2017 included $0.6 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs and a foreign exchange loss of $0.3 million. For the same period, last year, net earnings included $0.3 million in after-tax amortization of intangible assets, $0.3 million in stock-based compensation costs and a foreign exchange gain of $1.1 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss) decreased 7.7% to $4.9 million, or 8.1% of sales, in the second quarter of fiscal 2017, compared to $5.3 million, or 9.9% of sales for the same period last year. See page 36 of this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings.

On October 31, 2016, we acquired substantially all the assets of Absolute Analysis Inc. (Absolute), a privately held company located in the United States, supplying solutions for radio frequency testing of fiber-based radio access networks. The acquisition-date fair value of the total consideration transferred amounted to $8.5 million, and consisted of $5.0 million in cash and the issuance of 793,070 subordinate voting shares, valued at $3.5 million. This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date.  The results of operations of the acquired business have been included in our consolidated financial statements since October 31, 2016, being the date of acquisition.

On March 2, 2017, we acquired all issued and outstanding shares of Ontology Partners Limited (Ontology), a privately held company located in the United Kingdom, a supplier of real-time network topology discovery and service-chain mapping. The acquisition-date fair value of the total consideration transferred amounted to $9.0 million and consisted of $7.6 million in cash, net of Ontology's cash of $2.0 million at the acquisition date, plus a cash contingent consideration based on certain sales volume of Ontology products over the 12-month period following the acquisition, valued at $1.4 million at the acquisition date. This acquisition will be accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred will be allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business will be included in our consolidated financial statements starting on March 2, 2017, being the date of acquisition. Due to the proximity of the acquisition date to the release date of our interim consolidated financial statements, we have not finalized the initial accounting for the acquisition as the valuation of assets acquired and liabilities assumed has not been completed. We expect to complete the purchase price allocation in the fourth quarter of fiscal 2017.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data for the periods indicated)

	Three months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 28, 2017	Six months ended February 29, 2016

Sales	$60,030	$53,597	$121,815	$108,829

Cost of sales(1)	22,989	18,904	45,802	39,041
Selling and administrative	21,255	19,565	42,850	39,817
Net research and development	11,264	10,162	22,578	20,095
Depreciation of property, plant and equipment	962	924	1,865	1,899
Amortization of intangible assets	768	286	1,195	586
Interest and other income	(9)	(470)	(29)	(407)
Foreign exchange (gain) loss	272	(1,101)	(240)	(1,411)

Earnings before income taxes	2,529	5,327	7,794	9,209

Income taxes	1,521	1,364	3,483	3,480

Net earnings for the period	$1,008	$3,963	$4,311	$5,729

Basic net earnings per share	$0.02	$0.07	$0.08	$0.11
Diluted net earnings per share	$0.02	$0.07	$0.08	$0.10

Other selected information:

Gross margin before depreciation and amortization(2)	$37,041	$34,693	$76,013	$69,788

Research and development:
Gross research and development	$12,716	$11,472	$25,356	$22,751
Net research and development	$11,264	$10,162	$22,578	$20,095

Adjusted EBITDA(2)	$4,875	$5,280	$11,196	$10,566

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 36 for non-IFRS measures.

RESULTS OF OPERATIONS
(as a percentage of sales for the periods indicated)

	Three months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 28, 2017	Six months ended February 29, 2016

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales(1)	38.3	35.3	37.6	35.9
Selling and administrative	35.4	36.5	35.2	36.6
Net research and development	18.8	19.0	18.5	18.5
Depreciation of property, plant and equipment	1.6	1.7	1.5	1.7
Amortization of intangible assets	1.3	0.5	1.0	0.5
Interest and other income	–	(0.9)	–	(0.4)
Foreign exchange (gain) loss	0.4	(2.0)	(0.1)	(1.3)

Earnings before income taxes	4.2	9.9	6.3	8.5

Income taxes	2.5	2.5	2.8	3.2

Net earnings for the period	1.7%	7.4%	3.5%	5.3%

Other selected information:

Gross margin before depreciation and amortization(2)	61.7%	64.7%	62.4%	64.1%

Research and development:
Gross research and development	21.2%	21.4%	20.8%	20.9%
Net research and development	18.8%	19.0%	18.5%	18.5%

Adjusted EBITDA(2)	8.1%	9.9%	9.2%	9.7%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 36 for non-IFRS measures.

RESULTS OF OPERATIONS

SALES AND BOOKINGS

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 28, 2017	Six months ended February 29, 2016

Physical-layer product line	$38,038	$32,582	$80,054	$70,059
Protocol-layer product line	22,097	21,990	42,106	40,619
	60,135	54,572	122,160	110,678
Foreign exchange losses on forward exchange contracts	(105)	(975)	(345)	(1,849)
Total sales	$60,030	$53,597	$121,815	$108,829

Bookings

	Three months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 28, 2017	Six months ended February 29, 2016

Physical-layer product line	$34,031	$34,874	$78,121	$73,752
Protocol-layer product line	21,992	25,804	44,001	46,273
	56,023	60,678	122,122	120,025
Foreign exchange losses on forward exchange contracts	(105)	(975)	(345)	(1,849)
Total bookings	$55,918	$59,703	$121,777	$118,176

Sales by geographic region

The following table summarizes sales by geographic region as a percentage of sales:

	Three months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 28, 2017	Six months ended February 29, 2016

Americas	50%	49%	53%	52%
EMEA	29	29	26	27
Asia-Pacific	21	22	21	21

	100%	100%	100%	100%

Sales

For the three months ended February 28, 2017, our sales increased 12.0% to $60.0 million, from $53.6 million for the same period last year, while our bookings decreased 6.3% to $55.9 million, from $59.7 million for the same period last year, for a book-to-bill ratio of 0.93.

For the six months ended February 28, 2017, our sales increased 11.9% to $121.8 million, from $108.8 million for the same period last year, while our bookings increased 3.0% to $121.8 million, from $118.2 million for the same period last year, for a book-to-bill ratio of 1.00.

In the second quarter of fiscal 2017, we made strong progress in sales in the Americas, mainly for our Physical-layer product line, and to a lesser extent for our Protocol-layer product line, compared to the same period last year. Our robust performance in this region was manifested through heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links and growing business with web-scale operators for their data center interconnects. In addition, in the second quarter of fiscal 2017, a portion of the increase in sales in the Americas comes from our newly acquired Absolute. However, in the second quarter of fiscal 2016, we received and shipped a $1.7 million order for our analytics solution EXFO Xtract to a Tier-1 network operator but we did not close such a deal this quarter.

In the second quarter of fiscal 2017, sales to the Europe, Middle East and Africa (EMEA) region increased year-over-year, as both product lines delivered increases in sales. The EMEA region is back in growth mode after a period of reduced investments. However, the recent decrease in the value of the British pound compared to the US dollar has to some extent a negative impact on our sales and bookings to this region year-over-year.

In the second quarter of fiscal 2017, we reported a slight year-over-year increase in sales in the Asia-Pacific (APAC) region, mainly for our Protocol-layer product line.

In the first half of fiscal 2017, as mentioned above, we made strong progress in sales in the Americas, mainly for our Physical-layer product line, and to a lesser extent for our Protocol-layer product line, compared to the same period last year. In addition, in the first half of fiscal 2017, a portion of the increase in sales in the Americas comes from our newly acquired Absolute.

In the first half of fiscal 2017, sales to the EMEA region slightly increased year-over-year due to our Physical-layer product line, despite the recent decrease in the value of the British pound compared to the US dollar, which had to some extent a negative impact on our sales and bookings to this region year-over-year.

In the first half of fiscal 2017, sales to the APAC region significantly increased year-over-year as both product lines delivered increases in sales.

Bookings

In the second quarter of fiscal 2017, we reported a year-over-year decrease in total bookings mainly in the Americas and to a lesser extent in the EMEA region.

A significant portion of the year-over-year decrease in total bookings can be explained by the fact that in the second quarter of fiscal 2016, we received significant orders from two network operators in the Americas for our EXFO Xtract solution (protocol-layer product), but we did not close such significant deals this quarter.

In addition, timing of orders received during the quarter explains a portion of the year-over-year decrease in bookings. In fact, bookings for our physical-layer product line had reached record-high levels in the previous quarter and some of the bookings expected in the current quarter were received in early March, which was not the case last year. Overall, after six months into fiscal 2017, bookings slightly increased year-over-year.

In the first half of fiscal 2017, the year-over-year increase in total bookings comes from our physical-layer product line, as bookings for our protocol-layer product line decreased year-over-year. So far in fiscal 2017, our physical-layer product line benefited from heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links and growing business with web-scale operators for their data center interconnects. In addition, in fiscal 2017, we have benefited to some extent from calendar year-end budget spending on the part of some CSPs in the Americas, versus nominal amount in 2016. The decrease in bookings for our protocol-layer product line is mainly due to the large Xtract solution orders received last year; this was offset in part by the positive impact of the recent acquisition of Absolute.

As we evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are increasingly subject to quarterly fluctuations, as we are managing more complex, multi-million dollar deals that have prolonged sales and revenue recognition cycles related to our Protocol-layer products.

Customer concentration

We sell our products to a broad range of customers, including communications service providers, web-scale operators as well as network equipment manufacturers. In the second quarter of fiscal 2017, our top customer accounted for 10.0% of our sales, and our top three customers accounted for 16.6% of sales. In the second quarter of fiscal 2016, no customer accounted for more than 10% of our sales, and our top three customers accounted for 13.3% of sales. In the first half of fiscal 2017, our top customer accounted for 12.0% of our sales, and our top three customers accounted for 19.2% of sales. In the first half of fiscal 2016, no customer accounted for more than 10% of our sales, and our top three customers accounted for 14.6% of our sales.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 36 of this document)

Gross margin before depreciation and amortization (gross margin) reached 61.7% of sales for the three months ended February 28, 2017, compared to 64.7% for the same period last year.

Gross margin reached 62.4% of sales for the six months ended February 28, 2017, compared to 64.1% for the same period last year.

In the second quarter and the first half of fiscal 2017, our gross margin was unfavorably affected by product mix compared to the same period last year as our Physical-layer product line represented a larger portion of our sales year-over-year and this product line delivers lower margins than our Protocol-layer product line (protocol-layer products have a richer software content). In addition, as previously mentioned, in the second quarter of 2016, we recognized a large order with a Tier-1 network operator for our EXFO Xtract solution, which had a positive impact on our gross margin during the second quarter and the first half of fiscal 2016, as this product delivers strong margins. Finally, in the second quarter and the first half of fiscal 2017, our gross margin was further affected by an unfavorable product mix within both product lines compared to the same periods last year.

However, in the second quarter and the first half of fiscal 2017, we recorded in our sales lower foreign exchange losses on our forward exchange contracts, compared to the same periods last year, which contributed to the increase in gross margin by 0.6% and 0.5% respectively year-over-year.

In addition, in the second quarter and the first half of fiscal 2017, we recorded lower inventory write-down compared to the same periods last year, which contributed to the increase in gross margin by 0.2% and 0.4% respectively year-over-year.

Finally, in the second quarter and the first half of fiscal 2017, increased sales year-over-year resulted in a better absorption of our fixed manufacturing costs, which had a positive impact on our gross margin compared to the same periods last year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended February 28, 2017, selling and administrative expenses were $21.3 million, or 35.4% of sales, compared to $19.6 million, or 36.5% of sales for the same period last year.

For the six months ended February 28, 2017, selling and administrative expenses were $42.9 million, or 35.2% of sales, compared to $39.8 million, or 36.6% of sales for the same period last year.

In the second quarter and the first half of fiscal 2017, our selling and administrative expenses increased year-over-year due to some additional headcounts to support the growth of our business and following the acquisition of Absolute, inflation and salary increases, as well as one-time acquisition-related costs following the two recent business combinations.

In the second quarter and the first half of fiscal 2017, our selling and administrative expenses decreased as a percentage of sales compared to the same periods last year; this is because our sales increased year-over-year and a large portion of these expenses are relatively fixed in the short term.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended February 28, 2017, gross research and development expenses totaled $12.7 million, or 21.2% of sales, compared to $11.5 million, or 21.4% of sales for the same period last year.

For the six months ended February 28, 2017, gross research and development expenses totaled $25.4 million, or 20.8% of sales, compared to $22.8 million, or 20.9% of sales for the same period last year.

In the second quarter and the first half of fiscal 2017, our gross research and development expenses increased year-over-year due to some additional headcounts to support the growth of our business and following the acquisition of Absolute, inflation, salary increases, as well as a shift in the mix and timing of research and development projects, compared to the same periods last year.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended February 28, 2017, amortization of intangible assets amounted to $0.8 million compared to $0.3 million for the same period last year.

For the six months ended February 28, 2017, amortization of intangible assets amounted to $1.2 million compared to $0.6 million for the same period last year.

The increase in our amortization expenses in the second quarter and the first half of fiscal 2017, compared to the same periods last years, was mainly due to the acquisition of Absolute (on October 31, 2016).

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended February 28, 2017, we recorded a foreign exchange loss of $0.3 million compared to a foreign exchange gain of $1.1 million for the same period last year.

For the six months ended February 28, 2017, foreign exchange gain amounted to $0.2 million compared to $1.4 million for the same period last year.

During the second quarter of fiscal 2017, the period-end value of the Canadian dollar slightly increased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange loss of $0.3 million during the quarter. The period-end value of the Canadian dollar increased 1.1% versus the US dollar to CA$1.3280 = US$1.00 in the second quarter of fiscal 2017, compared to CA$1.3428 = US$1.00 at the end of the previous quarter.

During the same period, last year, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous quarter, which resulted in a foreign exchange gain of $1.1 million during the quarter. The period-end value of the Canadian dollar decreased 1.3% versus the US dollar to CA$1.3531 = US$1.00 in the second quarter of fiscal 2016, compared to CA$1.3353 = US$1.00 at the end of the previous quarter, and decreased 4.4% to CA$1.4696 = €1.00 in the second quarter of fiscal 2016, compared to CA$1.4081 = €1.00 at the end of the previous quarter.

During the first half of fiscal 2017, the period-end value of the Canadian dollar slightly decreased versus the US dollar, compared to the previous year end, which resulted in a foreign exchange gain of $0.2 million during the period. The period-end value of the Canadian dollar decreased 1.2% versus the US dollar to CA$1.3280 = US$1.00 in the first half of fiscal 2017, compared to CA$1.3116 = US$1.00 at the end of the previous year.

During the same period, last year, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous year end, which resulted in a foreign exchange gain of $1.4 million during that period. The period-end value of the Canadian dollar decreased 2.8% versus the US dollar to CA$1.3531 = US$1.00 in the first half of fiscal 2016, compared to CA$1.3157 = US$1.00 at the end of the previous year.

INCOME TAXES

For the three months ended February 28, 2017, we reported income tax expenses of $1.5 million on earnings before income taxes of $2.5 million. For the corresponding period, last year, we reported income tax expenses of $1.4 million on earnings before income taxes of $5.3 million.

For the six months ended February 28, 2017, we reported income tax expenses of $3.5 million on earnings before income taxes of $7.8 million. For the corresponding period, last year, we reported income tax expenses of $3.5 million on earnings before income taxes of $9.2 million.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain or loss was created by the translation of financial statements of our foreign subsidiaries into the functional currency, and was therefore non-taxable or non-deductible. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for both periods.

Please refer to note 7 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at February 28, 2017, cash and short-term investments totaled $52.4 million, while our working capital was $84.9 million. Our cash and short-term investments increased by $13.1 million in the second quarter of fiscal 2017, compared to the previous quarter. During the second quarter of fiscal 2017, our operating activities generated $14.4 million in cash. In addition, we recorded an unrealized foreign exchange gain on our cash and short-term investments of $0.4 million. This unrealized foreign exchange gain resulted from the translation, into US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. However, we made cash payments of $1.7 million for the purchase of capital assets, which reduced our cash.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes as well as potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the cash payment of $7.6 million for the acquisition of Ontology as well as any potential payment for the cash contingent consideration. In addition to these assets, we have unused available lines of credit totaling $14.8 million for working capital and other general corporate purposes and unused lines of credit of $22.6 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $14.4 million for the three months ended February 28, 2017, compared to $15.3 million for the same period last year.

Cash flows provided by operating activities were $13.5 million for the six months ended February 28, 2017, compared to $18.6 million for the same period last year.

Cash flows provided by operating activities in the second quarter of fiscal 2017 were attributable to the net earnings after items not affecting cash of $6.5 million, and the positive net change in non-cash operating items of $7.9 million; this was mainly due to the positive effect on cash of the decrease of $5.2 million in our accounts receivable due to the timing of receipts and sales during the quarter, the $0.9 million decrease in our inventories due to increased inventory turnovers, and the $2.0 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter. These positive effects on cash were offset in part by the negative effect on cash of the $0.2 million increase in our prepaid expenses due to timing of payments during the quarter.

Cash flows provided by operating activities in the second quarter of fiscal 2016 were attributable to the net earnings after items not affecting cash of $7.1 million, and the positive net change in non-cash operating items of $8.2 million; this was mainly due to the positive effect on cash of the decrease of $11.3 million in our accounts receivable due to the timing of receipts and sales during the quarter and the $1.2 million decrease in our income tax and tax credits recoverable due to tax credits earned in previous periods recovered during the current quarter. These positive effects on cash were offset in part by the negative effect on cash of the $2.6 million increase in our inventories to meet future demand and the $1.6 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the first half of fiscal 2017 were attributable to the net earnings after items not affecting cash of $11.0 million, and the positive net change in non-cash operating items of $2.5 million; this was mainly due to the positive effect on cash of the decrease of $2.6 million in our accounts receivable due to the timing of receipts and sales during the period and the $0.6 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period. These positive effects on cash were offset in part by the negative effect on cash of the $0.4 million increase in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered, and the $0.3 million increase in our inventories to meet future demand.

Cash flows provided by operating activities in the first half of fiscal 2016 were attributable to the net earnings after items not affecting cash of $12.3 million, and the positive net change in non-cash operating items of $6.3 million; this was mainly due to the positive effect on cash of the decrease of $9.3 million in our accounts receivable due to the timing of receipts and sales during the period, the $0.9 million decrease in our income tax and tax credits recoverable due to tax credits earned in previous periods recovered during the current period, and the $1.7 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period. These positive effects on cash were offset in part by the negative effect on cash of the $5.9 million increase in our inventories to meet future demand.

Investing activities

Cash flows used by investing activities were $1.4 million for the three months ended February 28, 2017, compared to $0.4 million for the same period last year.

Cash flows used by investing activities were $7.9 million for the six months ended February 28, 2017, compared to $1.8 million for the same period last year.

In the second quarter of fiscal 2017, we paid $1.7 million for the purchase of capital assets, but we disposed of $0.3 million worth of short-term investments.

For the corresponding period last year, we paid $0.9 million for the purchase of capital assets, but we disposed of $0.5 million worth of short-term investments.

In the first half of fiscal 2017, we made cash payments of $2.9 million and $5.0 million respectively for the purchase of capital assets and the acquisition of assets of Absolute.

For the corresponding period last year, we paid $2.2 million for the purchase of capital assets, but we disposed of $0.5 million worth of short-term investments.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at February 28, 2017, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2017 to August 2017	$12,000,000	1.3068
September 2017 to August 2018	12,700,000	1.3376
September 2018 to December 2018	2,500,000	1.3585
Total	$27,200,000	1.3259

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2017 to August 2017	$2,400,000	70.81
September 2017 to January 2018	2,000,000	70.76
Total	$4,400,000	70.79

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to a net loss of $0.1 million as at August 31, 2016 and a net gain of $0.2 million as at February 28, 2017, mainly for our US/Canadian dollars' forward exchange contracts. The quarter-end exchange rate was CA$1.3280 = US$1.00 as at February 28, 2017.

SHARE CAPITAL

As at March 29, 2017, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,927,189 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at February 28, 2017, our off-balance sheet arrangements consisted of letters of guarantee amounting to $0.4 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee will expire at various dates through fiscal 2020.

STRUCTURED ENTITIES

As at February 28, 2017, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F/A for the year ended August 31, 2016, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three and six months ended February 28, 2017 and to our consolidated financial statements for the year ended August 31, 2016, for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the second quarter of fiscal 2017, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F/A for the year ended August 31, 2016.

CONTROLS

As described in the Form 20-F/A filed on January 9, 2017, we concluded that EXFO's internal control over financial reporting was not effective as of August 31, 2016, as a result of the identification of a material weakness as we did not maintain sufficient controls over the trade accounts receivable ledger, which included failure to maintain appropriate segregation of duties and lack of supervisory review and monitoring of journal entries recorded to the trade accounts receivable ledger. See item 15(b) of Form 20-F/A filed on January 9, 2017 for more details on the impact of the material weakness on EXFO's financial reporting.

In the second quarter of fiscal 2017, we completed the implementation of our remediation plans to address the material weakness, which included additional segregation of duties. The material weakness cannot be considered remediated until the remedial controls operate for a sufficient period of time and management has time to conclude, through testing, that these controls are operating effectively.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization.

Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA

	Three months ended February 28, 2017	Three months ended February 29, 2016	Six months ended February 28, 2017	Six months ended February 29, 2016

IFRS net earnings for the period	$1,008	$3,963	$4,311	$5,729

Add (deduct):

Depreciation of property, plant and equipment	962	924	1,865	1,899
Amortization of intangible assets	768	286	1,195	586
Interest and other income	(9)	(470)	(29)	(407)
Income taxes	1,521	1,364	3,483	3,480
Stock-based compensation costs	353	314	611	690
Foreign exchange (gain) loss	272	(1,101)	(240)	(1,411)
Adjusted EBITDA for the period	$4,875	$5,280	$11,196	$10,566

Adjusted EBITDA as a percentage of sales	8.1%	9.9%	9.2%	9.7%

QUARTERLY SUMMARY FINANCIAL INFORMATION
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	February 28, 2017	November 30, 2016	August 31, 2016	May 31, 2016

Sales	$60,030	$61,785	$62,858	$60,896
Cost of sales(1)	$22,989	$22,813	$24,145	$23,880
Net earnings	$1,008	$3,303	$2,252	$919
Basic and diluted net earnings per share	$0.02	$0.06	$0.04	$0.02

	Quarters ended
	February 29, 2016	November 30, 2015	August 31, 2015	May 31, 2015

Sales	$53,597	$55,232	$56,594	$57,781
Cost of sales(1)	$18,904	$20,137	$21,975	$22,281
Net earnings	$3,963	$1,766	$1,882	$563
Basic and diluted net earnings per share	$0.07	$0.03	$0.03	$0.01

(1)	The cost of sales is exclusive of depreciation and amortization.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, GERMAIN LAMONDE, Chairman, President and Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended February 28, 2017.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on December 1, 2016 and ended on February 28, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: March 29, 2017

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PIERRE PLAMONDON, Vice-President, Finance and Chief Financial Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended February 28, 2017.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on December 1, 2016 and ended on February 28, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: March 29, 2017

/s/ Pierre Plamondon
Pierre Plamondon, CPA, CA
Vice-President, Finance and Chief Financial Officer